FILED PURSUANT TO RULE 424(b)(3)

UNDER THE SECURITIES ACT OF 1933

IN CONNECTION WITH

REGISTRATION NO. 333-170862

PROSPECTUS SUPPLEMENT

dated October 5, 2011

(to Prospectus dated April 22, 2011)

UP TO 1,264,848 SHARES OF COMMON STOCK

This prospectus supplement supplements the prospectus dated April 22, 2011, relating to the resale of up to 1,264,848 shares of Western Liberty Bancorp’s (“WLBC,” the “Company,” “we,” “us,” or “our”) common stock, par value $0.0001 per share (“Common Stock”) by certain selling security holders and the sale of up to 200,000 shares of Common Stock underlying restricted stock units granted by WLBC to certain of its current and former directors, officers and consultants. This prospectus supplement solely supplements the prospectus to clarify our previous disclosure relating to the selling security holders that appear in the table under the heading “Selling Security Holders” in the prospectus and this prospectus supplement by including previously omitted information. This prospectus supplement does not amend the total number of shares previously registered to be sold in the aggregate by the selling security holders pursuant to the prospectus or this prospectus supplement.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or additional supplements to it. This prospectus supplement is qualified by reference to the prospectus. Certain defined terms used in this prospectus supplement but not defined herein have the meanings assigned to them in the prospectus.

The prospectus and this prospectus supplement provide you with detailed information about WLBC and other matters. You are encouraged to read carefully the entire document as supplemented. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The prospectus supplement is dated October 5, 2011.

The section entitled “Selling Security Holders” in the prospectus is hereby supplemented and, as appropriate, amended by the following information.

SELLING SECURITY HOLDERS

Up to 1,264,848 shares of Common Stock will be registered for resale by the selling security holders under the prospectus as supplemented by this prospectus supplement, including (i) 368,306 Private Shares, (ii) 503,708 shares of Common Stock issued upon exercise of the Private Warrants on October 28, 2010, pursuant to the Amended Warrant Agreement, (iii) 150,000 shares of Common Stock issued to certain current and former members of the Board in connection with the Acquisition, (iv) 200,000 shares of Common Stock underlying the Restricted Stock Units and (v) 42,834 shares of Common Stock issuable upon exercise of the Service1st Warrants.

To the extent permitted by law, the selling security holders listed in the selling security holder table which appears in the prospectus as supplemented below may resell the aforementioned shares of Common Stock pursuant to the prospectus and this prospectus supplement. We have registered the sale of such shares of Common Stock to permit the selling security holders and their respective permitted transferees or other successors-in-interest that receive any such shares of Common Stock from the selling security holders after the date of this prospectus supplement to resell such shares of Common Stock.

The following table includes additional information regarding the unregistered Common Stock beneficially owned and being offered by certain selling security holders as of October 5, 2011. The selling security holders are not making any representation that any shares of Common Stock covered by the prospectus and this prospectus supplement will be offered for sale. The selling security holders reserve the right to accept or reject, in whole or in part, any proposed sale of Common Stock. The following table assumes that all shares of Common Stock being registered pursuant to the prospectus and this prospectus supplement will be sold.

No selling security holders are broker-dealers. Any selling security holder that is an affiliate of a broker-dealer acquired his, her or its shares being registered herein for resale in the ordinary course of business and at the time of such acquisition, such security holder had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of Common Stock. Unless otherwise indicated below, to our knowledge, all persons named in the table as supplemented below have or will have sole voting and/or investment power with respect to Common Stock beneficially owned by them.

Name of Selling Security Holder	Number of Common Shares Beneficially Owned Prior to Offering(1)	Number of Common Shares Offered(1)	Number of Common Shares Beneficially Owned After Offering(1)	% Beneficially Owned After Offering

MSHO Liquidating Trust(2)	3,046	3,046	—	—

PFPC Trust Company F/B/O — IPS Absolute Returns, Ltd(2)	6,070	6,070	—	—

PFPC Trust Company F/B/O — Absolute Returns, Ltd (2)	1,945	1,945	—	—

Global Bee Corp(2)	976	976	—	—

PFPC Trust Company F/B/O ML Total Returns Ltd(2)	2,204	2,204	—	—

MSHA Liquidating Trust(2)	1,547	1,547	—	—

(1)	Represents shares of Common Stock currently held by such selling security holder, including shares of Common Stock issued upon exercise of Private Warrants. For more information concerning such securities, see “Description of Securities” in the prospectus

(2)	BlackRock Investment Management, LLC is the investment manager of each of the selling security holders. BlackRock Investment Management, LLC is a wholly-owned subsidiary of BlackRock, Inc., a publicly-listed company. No natural person has voting or dispositive power over the securities controlled by BlackRock, Inc.